ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.
1st Quarter 2023 Result

Itaú Unibanco Holding S.A. ("Company") announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 1st quarter of 2023 ending March 31, 2023, are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Press Presentation on the quarterly result, scheduled for 05/08/2023 at 9:00 a.m. (EDT) **(Attachment 01)**;
- Presentation of the virtual meeting on the quarterly result, scheduled for Monday, 05/08/2023 at 10:00 a.m. (EDT) **(Attachment 02)**;
- Institutional Presentation of the 1st quarter of 2023 **(Attachment 03)**.

The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These information's strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, May 08, 2023.

Renato Lulia Jacob
Group Head of Investor Relations and Market Intelligence

Attachment 01

(portuguese only)

Itaú Unibanco Holding S.A.

conferência com a imprensa 1T23

Milton Maluhy Filho
Presidente

Alexsandro Broedel
Chief Financial Officer (CFO)

São Paulo, 8 de maio de 2023

destaques do trimestre
consolidado

variação 1T23 vs. 4T22

indicador	valor	variação
resultado recorrente gerencial	R$ 8,4 bilhões	^ 10,0%
margem com clientes	R$ 24,0 bilhões	v 0,7%
NPL > 90 dias	2,9%	estável
ROE recorrente gerencial	20,7%	^ 1,4 p.p.
custo do crédito	R$ 9,1 bilhões	v 7,3%
Índice de eficiência	39,8%	v 1,7 p.p.

carteira de crédito

em R$ bilhões

	mar/23	dez/22	Δ	mar/22	Δ
pessoas físicas	**402,8**	**399,3**	**0,9%**	**347,4**	**16,0%**
cartão de crédito	130,4	135,1	-3,5%	117,0	11,4%
crédito pessoal	56,1	53,3	5,3%	45,2	24,2%
crédito consignado	74,9	73,4	2,1%	64,0	17,1%
veículos	32,1	31,6	1,3%	31,0	3,5%
crédito imobiliário	109,4	106,0	3,2%	90,2	21,3%
micro, pequenas e médias empresas	**170,3**	**174,2**	**-2,2%**	**156,0**	**9,2%**
grandes empresas [1]	**350,9**	**344,7**	**1,8%**	**327,4**	**7,2%**
total Brasil	**924,0**	**918,2**	**0,6%**	**830,8**	**11,2%**
América Latina	**228,9**	**223,2**	**2,6%**	**201,5**	**13,6%**
total	**1.153,0**	**1.141,5**	**1,0%**	**1.032,2**	**11,7%**
total (ex-variação cambial)	1.153,0	1.145,0	0,7%	1.044,2	10,4%
Brasil (ex- variação cambial)	924,0	915,6	0,9%	836,9	10,4%
América Latina (ex-variação cambial)	228,9	229,4	-0,2%	207,3	10,4%

(1) Inclui títulos privados.

Gestão de portfolio Corporate



36%
17%
dez/14
mar/23

redução da exposição a setores com alta volatilidade



46%
25%
dez/14
mar/23

redução da concentração dos 10 maiores devedores sobre o PL



68%
75%
dez/14
mar/23

participação de empresas **investment grade na carteira**

receita de serviços e resultado de seguros

em R$ bilhões	1T23	4T22	Δ	1T22	Δ
cartões de crédito e débito	**4,0**	**4,1**	**-2,5%**	**3,4**	**16,9%**
emissão	3,0	3,0	-1,3%	2,6	12,8%
adquirência	1,0	1,1	-5,6%	0,8	30,7%
conta corrente	**1,7**	**1,7**	**-0,2%**	**1,9**	**-9,2%**
administração de recursos[1]	**1,5**	**1,5**	**0,7%**	**1,3**	**11,6%**
assessoria econômico-financeira e corretagem	**0,7**	**0,7**	**-8,1%**	**0,8**	**-13,8%**
operações de crédito e garantias prestadas	**0,7**	**0,6**	**0,9%**	**0,7**	**-3,9%**
serviços de recebimento	**0,5**	**0,5**	**1,7%**	**0,5**	**3,0%**
outros	**0,4**	**0,4**	**2,0%**	**0,4**	**12,4%**
América Latina (ex-Brasil)	**0,9**	**0,9**	**5,5%**	**0,8**	**10,9%**
receitas de serviços	**10,3**	**10,4**	**-0,8%**	**9,8**	**5,9%**
resultado de seguros, previdência e capitalização[2]	**2,0**	**2,1**	**-1,5%**	**1,8**	**10,9%**
serviços e seguros	**12,4**	**12,5**	**-0,9%**	**11,6**	**6,7%**

emissor
(evolução vs 1T22)

valor transacionado ^ 10,3%

1T23x1T22	Faturamento	Cartões ativos
canais internos	^ +19%	^ +14%
canais externos	^ +3%	v -11%
financeiras	^ +9%	v -3%

seguros[3]
(evolução vs 1T22)

prêmios ganhos ^ 16,9%

resultado recorrente ^ 30,9%

adquirência
(evolução vs 1T22)

valor transacionado ^ 21,0%

receitas ^ 30,7%

(1) Considera receitas de administração de fundos e de administração de consórcios; (2) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros e de comercialização; (3) operações de seguros nos produtos de bancassurance nos ramos de vida, patrimoniais, de crédito e seguros de terceiros.

qualidade do crédito

NPL 15 - 90 dias - % consolidado


dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23

NPL 90 dias - % consolidado


+0,01 p.p.
+0,01 p.p.
Brasil
total
América Latina
Impacto cessão de créditos[1]
dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23

Brasil


dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23

Brasil


+0,02 p.p.
pessoas físicas
micro, pequenas e médias empresas
grandes empresas
Impacto cessão de créditos[1]
dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23

(1) No primeiro trimestre de 2023, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de março/23 no valor de R$ 104 milhões da carteira de pessoas físicas.

despesas não decorrentes de juros

em R$ bilhões	1T23	4T22	Δ	1T22	Δ
despesas de pessoal	(5,9)	(6,2)	-5,1%	(5,3)	10,1%
despesas administrativas e outras[1]	(5,8)	(5,9)	-1,9%	(5,4)	8,1%
total - Brasil	**(11,7)**	**(12,1)**	**-3,5%**	**(10,7)**	**9,1%**
América Latina (ex-Brasil)	(2,1)	(2,5)	-14,1%	(2,1)	0,5%
despesas não decorrentes de juros	**(13,8)**	**(14,6)**	**-5,3%**	**(12,8)**	**7,7%**

índice de eficiência



46,3%
44,4%
44,6%
41,8%
39,8%
44,8%
42,9%
43,2%
39,6%
37,9%
1T19
1T20
1T21
1T22
1T23
consolidado
Brasil

variação com destaque para investimentos

1T23 vs. 4T22



em R$ bilhões
Investimentos
Core: 0,7 | -6,0%
(14,6)
2,5
(12,1)
(0,3)
(12,4)
0,5
0,2
(11,7)
(2,1)
(13,8)
4T22
América Latina
Brasil 4T22
negócios e tecnologia
Brasil com investimentos
programa eficiência
transacionais e demais
Brasil 1T23
América Latina
1T23

(1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (inclui IPTU, IPVA, IOF e outros. Não inclui PIS, COFINS e ISS.

Itaú Day 2023

SAVE THE DATE 15 de junho de 2023

Itaú Unibanco Holding S.A.

conferência com a imprensa **1T23**

Milton Maluhy Filho
Presidente

Alexsandro Broedel
Chief Financial Officer (CFO)

São Paulo, 8 de maio de 2023

Attachment 02

Itaú Unibanco Holding S.A.

Itaú

earnings review 1Q23

São Paulo, May 8th 2023

quarter highlights
consolidated

1Q23 vs. 4Q22 change

recurring managerial result	R$8.4 billion	^ 10.0%
margin with clients	R$24.0 billion	v 0.7%
+90 days NPL	2.9%	stable
recurring managerial ROE	20.7%	^ 1.4 p.p.
cost of credit	R$9.1 billion	v 7.3%
efficiency ratio	39.8%	v 1.7 p.p.

credit portfolio

in R$ billion

	Mar-23	Dec-22	Δ	Mar-22	Δ
individuals	**402.8**	**399.3**	**0.9%**	**347.4**	**16.0%**
credit card loans	130.4	135.1	-3.5%	117.0	11.4%
personal loans	56.1	53.3	5.3%	45.2	24.2%
payroll loans	74.9	73.4	2.1%	64.0	17.1%
auto loans	32.1	31.6	1.3%	31.0	3.5%
mortgage	109.4	106.0	3.2%	90.2	21.3%
very small, small and middle market loans	**170.3**	**174.2**	**-2.2%**	**156.0**	**9.2%**
corporate loans [1]	**350.9**	**344.7**	**1.8%**	**327.4**	**7.2%**
total Brazil	**924.0**	**918.2**	**0.6%**	**830.8**	**11.2%**
Latin America	**228.9**	**223.2**	**2.6%**	**201.5**	**13.6%**
total	**1,153.0**	**1,141.5**	**1.0%**	**1,032.2**	**11.7%**
total (ex-fx variation)	1,153.0	1,145.0	0.7%	1,044.2	10.4%
Brazil (ex-fX variation)	924.0	915.6	0.9%	836.9	10.4%
Latin America (ex- fx variation)	228.9	229.4	-0.2%	207.3	10.4%

(1) includes private securities.

management of corporate portfolio



36%
17%
Dec-14
Mar-23

reduction of exposure to sectors with high volatility



46%
25%
Dec-14
Mar-23

lower concentration of the ten largest debtors in relation to shareholders' equity



68%
75%
Dec-14
Mar-23

participation of **investment grade companies in the portfolio**

financial margin with clients

change in the financial margin with clients

in R$ billion



R$0.2 bn (-0.7%)
24.2
-2.7
21.5
-
0.2
0.1
-0.3
-0.2
21.3
2.8
24.0
4Q22
working capital[1] and others 4Q22
spread-sensitive operations 4Q22
product mix [2]
average volume
spreads and liabilities margin
fewer calendar days
Latin America and others[3]
spread-sensitive operations 1Q23
working capital[1] and others 1Q23
1Q23

annualized average margin consolidated



7.9%
8.4%
8.6%
8.7%
8.7%
5.1%
5.4%
5.6%
5.1%
5.3%
1Q22
2Q22
3Q22
4Q22
1Q23

annualized average margin Brazil



8.9%
9.2%
9.4%
9.4%
9.4%
5.4%
5.8%
6.0%
5.3%
5.6%
1Q22
2Q22
3Q22
4Q22
1Q23

margin with clients

risk-adjusted financial margin with clients

(1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and others considers structured wholesale operations.

financial margin with the market



Brazil
Latin America
capital index hedge
In R$ billion
1.3
0.6
0.7
1.0
1.0
0.5
-0.4
0.6
0.8
0.4
-0.5
0.5
0.9
0.2
-0.6
0.7
0.8
0.5
-0.5
0.6
1.0
0.1
-0.5
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

commissions, fees and result from insurance

In R$ billion

	1Q23	4Q22	Δ	1Q22	Δ
credit and debit cards	**4.0**	**4.1**	**-2.5%**	**3.4**	**16.9%**
card issuance	3.0	3.0	-1.3%	2.6	12.8%
acquiring	1.0	1.1	-5.6%	0.8	30.7%
current account services	**1.7**	**1.7**	**-0.2%**	**1.9**	**-9.2%**
asset management[1]	**1.5**	**1.5**	**0.7%**	**1.3**	**11.6%**
advisory services and brokerage	**0.7**	**0.7**	**-8.1%**	**0.8**	**-13.8%**
credit operations and guarantees provided	**0.7**	**0.6**	**0.9%**	**0.7**	**-3.9%**
collection services	0.5	0.5	1.7%	0.5	3.0%
other	0.4	0.4	2.0%	0.4	12.4%
Latin America (ex-Brazil)	0.9	0.9	5.5%	0.8	10.9%
commissions and fees	**10.3**	**10.4**	**-0.8%**	**9.8**	**5.9%**
insurance, pension plans and premium bonds[2]	**2.0**	**2.1**	**-1.5%**	**1.8**	**10.9%**
commissions and insurance	**12.4**	**12.5**	**-0.9%**	**11.6**	**6.7%**

card issuance
(change vs 1Q22)

transaction volume: ↑ 10.3%

1Q23x1Q22	volume	active cards
internal channels	↑ +19%	↑ +14%
external channels	↑ +3%	↓ -11%
partnerships	↑ +9%	↓ -3%

insurance[3]
(change vs 1Q22)

retained premiums: ↑ 16.9%

recurring result: ↑ 30.9%

acquiring
(change vs 1Q22)

transaction volume: ↑ 21.0%

income: ↑ 30.7%

(1) Includes fund management fees and 'consórcio' management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (3) Insurance activities include bancassurance products related to life, property, credit life and third-party policies.

credit quality

15 - 90 days NPL % consolidated



3.9%
3.0%
2.4%
2.6%
2.3%
2.3%
2.4%
1.9% 2.0% 1.9% 2.0%
1.7% 1.9% 1.8% 2.0%
2.5%
1.7% 1.7%
1.8% 2.0% 1.9%
1.7% 1.8%
1.7% 1.8%
1.7%
1.5%
2.2% 2.2%
2.1% 2.1%
1.9% 2.0%
2.6%
2.3% 2.3%
2.2%
2.2%
1.9%
2.5%
2.5%
2.4%
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23

90 days NPL % consolidated



3.4% 3.5% 3.2% 2.6% 2.7% 2.7% 2.7% 2.8% 2.8% 2.9% 3.0% 3.2% 3.4% 3.4%
3.0% 3.1% 2.7% 2.2% 2.3% 2.3% 2.3% 2.6% 2.5% 2.6% 2.7% 2.8% 2.9% 2.9%
1.9% 2.0% 1.4% 1.2% 1.3% 1.5% 1.4% 2.0% 1.6% 1.6% 1.7% 1.3% 1.3% 1.4%
+0.01p.p.
+0.01p.p.
Brazil
total
Latin America
impact of sale of loans¹
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23

Brazil



3.1% 3.5% 2.4% 3.0% 2.4% 2.8% 2.6% 2.4% 2.7% 3.1% 3.1% 3.2% 3.2% 3.5%
1.6% 1.9% 1.0% 1.1% 1.8% 1.6% 1.4% 1.3% 1.2% 1.6% 1.6% 1.5% 1.6% 1.8%
1.2% 0.7% 0.9% 0.7% 0.6% 0.5% 0.8% 0.2% 0.2% 0.2% 0.1% 0.1% 0.2% 0.2%
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23

Brazil



4.8% 5.1% 5.0% 4.3% 4.2% 3.9% 3.6% 3.6% 3.8% 4.1% 4.4% 4.7% 4.9% 4.9%
2.3% 2.3% 2.0% 1.4% 1.7% 2.5% 2.6% 2.6% 2.3% 2.3% 2.2% 2.3% 2.4% 2.3%
0.5% 1.1% 0.7% 0.5% 0.4% 0.4% 0.3% 1.1% 0.5% 0.5% 0.1% 0.1% 0.04% 0.1%
+0.02p.p.
individuals
very small, small and middle market companies
corporate
impact of sale of loans¹
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23

(1) In the first quarter of 2023, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of March-23 worth R$104 million of the individual's portfolio.

quality and cost of credit



cost of credit¹ (in R$ billion)
annualized cost of credit / loan portfolio² - (%)
ex- specific corporate credit provision
3.3%
2.7%
2.8%
2.9%
3.5%
3.0%
3.2%
5.8
7.0
7.5
8.0
9.8
8.5
9.1
4Q19
1Q22
2Q22
3Q22
4Q22
1Q23



coverage ratio – NPL 90 days (%)
930%
599%
1125%
1371%
1857%
1667%
238%
229%
183%
240%
232%
210%
223%
218%
195%
273%
215%
188%
275%
212%
181%
260%
212%
182%
average coverage ratio retail Brazil Dec-15 to Dec-19
167%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
wholesale Brazil
Latin America
total
retail Brazil

(1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters.

non-interest expenses

In R$ billion	1Q23	4Q22	Δ	1Q22	Δ
personnel	(5.9)	(6.2)	-5.1%	(5.3)	10.1%
administrative and other [1]	(5.8)	(5.9)	-1.9%	(5.4)	8.1%
total - Brazil	**(11.7)**	**(12.1)**	**-3.5%**	**(10.7)**	**9.1%**
Latin America (ex-Brazil)	(2.1)	(2.5)	-14.1%	(2.1)	0.5%
non-interest expenses	**(13.8)**	**(14.6)**	**-5.3%**	**(12.8)**	**7.7%**

efficiency ratio



46.3%
44.8%
44.4%
42.9%
44.6%
43.2%
41.8%
39.6%
39.8%
37.9%
1Q19
1Q20
1Q21
1Q22
1Q23
consolidated
Brazil

change, highlighting investments

1Q23 vs. 4Q22

in R$ billion



(14.6)
4Q22
2.5
Latin America
(12.1)
Brazil 4Q22
Investments
(0.3)
business and technology
(12.4)
Brazil with investments
Core: 0.7 | -6.0%
0.5
efficiency program
0.2
transactional and other
(11.7)
Brazil 1Q23
(2.1)
Latin America
(13.8)
1Q23

(1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS).

capital


11.9%
+ 0.40%
- 0.19%
- 0.17%
13.5%
1.5%
12.0%
Dec-22 common equity Tier I (CET I)
Net income, dividends and interest on own capital
risk-weighted assets¹
prudential and equity adjustments and acquisition of Ideal Holding Financeira
Mar-23 Tier I capital
common equity Tier I (CET I)
additional Tier I (AT1)

(1) excluding the exchange rate variation of the period.

Itaú Day 2023

SAVE THE DATE June 15th 2023

Itaú Unibanco Holding S.A.

Itaú

earnings review 1Q23

São Paulo, May 8th 2023

Itaú Unibanco Holding S.A.

additional **information**

São Paulo, May 8th 2023

2023 guidance

	Consolidated	
total credit portfolio[1]	growth between **6.0%** and **9.0%**	
financial margin with clients	growth between **13.5%** and **16.5%**	
financial margin with the market	between **R$2.0 bn** and **R$4.0 bn**	
cost of credit[2]	between **R$36.5 bn** and **R$40.5 bn**	
commissions and fees and results from insurance operations[3]	growth between **7.5%** and **10.5%**	
non-interest expenses	growth between **5.0%** and **9.0%**	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between **28.5%** and **31.5%**	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

results

In R$ billion

	1Q23	4Q22	Δ	1Q22	Δ
operating revenues	37.4	37.9	-1.1%	33.0	13.4%
managerial financial margin	24.7	25.0	-1.1%	21.0	17.3%
financial margin with clients	24.0	24.2	-0.7%	20.0	20.0%
financial margin with the market	0.6	0.7	-13.8%	1.0	-36.0%
commissions and fees	10.3	10.4	-0.8%	9.8	5.9%
revenues from insurance	2.4	2.5	-2.3%	2.2	8.8%
cost of credit	**(9.1)**	**(9.8)**	**-7.3%**	**(7.0)**	**30.4%**
provision from loan losses	(9.0)	(9.9)	-9.1%	(7.0)	28.7%
impairment	(0.0)	0.0	-	(0.0)	5.3%
discounts granted	(0.9)	(0.8)	12.4%	(0.6)	56.1%
recovery of loans written off as losses	0.8	0.9	-5.4%	0.6	33.3%
retained claims	**(0.4)**	**(0.4)**	**-6.4%**	**(0.4)**	**-1.0%**
other operating expenses	**(16.2)**	**(16.9)**	**-4.2%**	**(14.8)**	**9.3%**
non-interest expenses	(13.8)	(14.6)	-5.3%	(12.8)	7.7%
tax expenses and other	(2.4)	(2.3)	2.8%	(2.0)	19.7%
income before tax and minority interests	**11.8**	**10.8**	**9.6%**	**10.9**	**8.5%**
income tax and social contribution	**(3.2)**	**(3.0)**	**7.4%**	**(3.2)**	**-0.3%**
minority interests in subsidiaries	**(0.2)**	**(0.2)**	**29.6%**	**(0.3)**	**-40.6%**
recurring managerial result	**8.4**	**7.7**	**10.0%**	**7.4**	**14.6%**

business model

the allocation of principal capital (Common Equity Tier 1) in the bank's business was made at **12% until the first quarter of 2022 and at 11.5% from the second quarter of 2022 on**, according to our risk appetite.

in R$ billion

1Q23

	Total	Credit	Trading	Insurance & Services	Excess Capital
Operating revenues	**37.5**	**21.8**	**0.5**	**14.9**	**0.2**
Managerial financial margin	24.7	17.9	0.5	6.1	0.2
Commissions and fees	10.3	3.9	0.0	6.4	-
Revenues from insurance [1]	2.4	-	-	2.4	-
Cost of credit	**(9.1)**	**(9.1)**	**-**	**-**	**-**
Retained claims	**(0.4)**	**-**	**-**	**(0.4)**	**-**
Non-interested expenses and other [2]	**(16.4)**	**(8.7)**	**(0.2)**	**(7.4)**	**0.0**
Recurring managerial result	**8.4**	**2.8**	**0.2**	**5.3**	**0.1**
Average regulatory capital	**163.8**	**108.5**	**3.9**	**46.6**	**4.7**
Value creation	**2.9**	**(0.7)**	**0.1**	**3.6**	**(0.0)**
Recurring managerial ROE	**20.7%**	**10.4%**	**21.3%**	**45.3%**	**10.2%**

1Q22

	Total	Credit	Trading	Insurance & Services	Excess Capital
Operating revenues	**33.0**	**19.2**	**0.6**	**13.4**	**(0.1)**
Managerial financial margin	21.0	15.6	0.6	5.0	(0.1)
Commissions and fees	9.8	3.5	0.0	6.2	-
Revenues from insurance [1]	2.2	-	-	2.2	-
Cost of credit	**(7.0)**	**(7.0)**	**-**	**-**	**-**
Retained claims	**(0.4)**	**-**	**-**	**(0.4)**	**-**
Non-interested expenses and other [2]	**(15.1)**	**(7.9)**	**(0.2)**	**(7.1)**	**0.0**
Recurring managerial result	**7.4**	**2.7**	**0.2**	**4.6**	**(0.2)**
Average regulatory capital	**144.7**	**104.2**	**3.0**	**46.0**	**(8.4)**
Value creation	**2.6**	**(0.6)**	**0.1**	**3.0**	**0.1**
Recurring managerial ROE	**20.4%**	**10.4%**	**32.6%**	**39.7%**	**7.6%**

change (1Q23 x 1Q22)

	Total	Credit	Trading	Insurance & Services	Excess Capital
Operating revenues	**4.4**	**2.6**	**(0.0)**	**1.5**	**0.3**
Managerial financial margin	3.6	2.3	(0.0)	1.1	0.3
Commissions and fees	0.6	0.4	0.0	0.2	-
Revenues from insurance [1]	0.2	-	-	0.2	-
Cost of credit	**(2.1)**	**(2.1)**	**-**	**-**	**-**
Retained claims	**0.0**	**-**	**-**	**0.0**	**-**
Non-interested expenses and other [2]	**(1.2)**	**(0.8)**	**(0.0)**	**(0.4)**	**(0.0)**
Recurring managerial result	**1.1**	**(0.0)**	**(0.0)**	**0.7**	**0.3**
Average regulatory capital	**19.1**	**4.4**	**1.0**	**0.6**	**13.2**
Value creation	**0.3**	**(0.1)**	**(0.1)**	**0.6**	**(0.2)**
Recurring managerial ROE	**0.3 p.p.**	**-0.1 p.p.**	**-11.3 p.p.**	**5.7 p.p.**	**2.5 p.p.**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Itaú Unibanco Holding S.A.

earnings review 1Q23

São Paulo, May 8th 2023

Attachment 03



1Q23 institutional presentation

_with 98 years of history, we are a full-service bank

market value[1]
US$50.3 bn

total assets[2]
BRL2,547 bn

recurring ROE[3]
20.7%

most valuable[4] Latin American brand
US$8.7 bn

101k employees
in Brazil and overseas

Great Place To Work®

LinkedIn Talent Awards WINNER Itaú

the best bank to work for in Brazil and winner of LinkedIn's Diversity award

(1) In 05/01/2023; (2) On March 31, 2023; (3) In 1Q23; (4) 2023 Brand Finance Ranking Global 500

we are present in

18 countries

Country	Segments
Brazil	1 2 3 4
Argentina	1 2 4
Chile	1 2 3 4
Luxembourg	1
Bahamas	1 3
Cayman	1 2 3
Colombia	1 2 3 4
Mexico	1
Panama	1 4
Spain	1
United States	1 2 3
France	1
Paraguay	1 2 3 4
Peru	1
Uruguay	1 2 4
United Kingdom	1
Portugal	1 3
Switzerland	3

1 Corporate & Investment Banking
2 Asset management
3 Private Banking
4 Retail

main highlights	1Q23 Recurring Managerial Result (BRL million)	Loan Portfolio Mar/23[1] (BRL billion)	1Q23[2] ROE (%)	1Q23[3] Efficiency Ratio (%)
Brazil	7,649	924.0	21.1%	37.9%
Latin America	786	228.9	17.3%	54.6%

(1) Considers financial guarantees provided and private securities.
(2) Recurring Managerial ROE calculated by dividing Recurring Managerial Result by the Average Shareholders' Equity.
(3) Reached by dividing Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Others).
Note: Latin America (ex-Brazil) Recurring Managerial Result information is presented in nominal currency.

with the most complete portfolio of products and services...



ItaúPrivateBank
Itaú BBA
Itaú BBA
Itaú BBA
Itaú Personnalitê
Itaú Uniclass
Itaú
Itaú
Private Bank
>BRL10 million in total investment
Ultra
> BRL4 billion
Personnalité
>BRL15 k or >BRL250 k in total investments
Large
> BRL500 million up to BRL4 billion
Uniclass
>BRL4 k up to BRL15 k
Middle
> BRL50 million up to BRL500 million
Itaú branches
up to BRL4k
Very Small and Small Companies
up to BRL50 million
checking accounts
cards
pension plans
investments
mortgage
premium bonds
consórcio
insurance
vehicles

...and brands and partnerships to serve different client profiles

some of our brands and partnerships

iti · Itaú Uniclass · rede · Itaú Personnalitê · íon Itaú

credicard · FIAT · vivo · Edenred · Instituto Ayrton Senna

ConectCar · Smiles · Carrefour · Azul · Porto Seguro

Magalu · Samsung · LATAM · Grupo Pão de Açúcar

personal loans · payroll loans · investment banking · acquiring · working capital

Individuals · Companies

The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue, except when indicated

Corporate development

Pathway to accelerate our cultural and digital transformation



distribution channels
technology & people
products
Carrefour
Azul
Edenred
Instituto Ayrton Senna
Smiles
FIAT
Itaú
PORTO SEGURO
LATAM
ConectCar
magalu
credicard
Grupo Pão de Açúcar
Commercial partnerships
SAMSUNG
locaweb
PayPal
vivo
M&A and Joint Ventures
pravaler
ZUP
AVENUE
ideal
Orbia
TOTVS TECHFIN
Corporate venture capital
monkey
PAKETÁ CRÉDITO
TENCHI
digibee
liqi
SAKS

our clients choose how they want to be served

in-person

3.8 k
branches

more than 43 k
ATMs

in Brazil and in our other Latin American[1] operations

remote

415 digital branches in Brazil

- WhatsApp
- email
- telephone
- chat
- click to human
- Bankline
- **Mobile banking**
  100% functionality in the app

the online account opening[2] flow was 3,9mm in 2022 and digital acquisition of products and services[3] increased 1.3x year-over-year

our retail footprint is constantly optimized for our clients' behavior and needs

∨ 20%
of physical branches in Brazil (1Q23 vs. 4Q18)

digital interactions[4]


Company
83%
88%
90%
1Q21
1Q22
1Q23
Individuals
80%
92%
94%
1Q21
1Q22
1Q23

[4] It considers total contracts, transfers and payments made in all channels, except for cash

we serve **clients** how, when and where **they want to**

(1) Argentina, Chile, Colombia, Paraguay and Uruguay, (2) for individuals; (3) Comparing 1Q23x1Q22. It includes unsecured loans, payroll loans, personalized credit, renegotiation, investments, funds, time deposits, savings accounts, pension plans, foreign exchange, premium bonds, credit card, *consórcio*, overdraft, card bill installment, vehicles, receivables, *AplicAut, Conta Garantida*, discounts, working capital and card protection, residential, travel, credit life insurance policies.

our ability to adapt, innovate and change has enabled us to get where we are now...

Click here for more info

1924 – Casa Moreira Salles (Unibanco) opens the banking division in 1924 and the opening of Banco Central de Crédito (Itaú) in 1943

1960 – first credit and debit cards

1970 – one of the four top data processing centers in Brazil is set up

1979 – Itautec is created

1980 – banking automation begins

Technical Operations Center (CTO) is set up

1983 – first ATM in Brazil

1990 – first Internet providers

2000 – first bank with no physical branches in Brazil, the Banco1.net

2002 – new Brazilian Payment System is set up

mobile banking in Brazil

2002 – acquisition of BBA gives rise to the largest investment bank in Brazil

2007 – first iPhone is launched

2008 – merger of Banco Itaú and Unibanco creates Brazil's largest private bank



Itaú launches the first banking app

2012 – Itaú announces a BRL11.1 billion investment in technology, innovation and client service

2014 – fintechs start to gain momentum

2019 – acquisition of ZUP speeds up digital transformation

iti is launched

2020 – beyond banking (iPhone pra sempre) is launched

change in regulation (PIX and Open Finance)

- new client solutions developed
- checking account fees package optimization
- new products launched (íon)

2022 – latest initiatives in the corporate development

- Ideal
- Orbia
- TOTVS*
- Avenue*

Itaú Shop is launched

Legend:
- Events in Brazil and in the world
- Itaú Unibanco

*Pending regulatory approval

solid governance ensures business sustainability

governance pillars

Decisions made jointly

Meritocracy-based management

Focus on performance and long-term value creation

Click here for more info

family control, professional management and listed capital

IUPAR > **Family control** ensures a long-term vision

Itaú Unibanco Holding S.A.

Stockholders' Meeting > **Deliberates on significant topics**

Fiscal Council

3 Effective Members
3 Alternate Members

Board of Directors > **Responsible for defining strategy**
we have eight committees reporting directly to the Board of Directors

12 members
2 Co-Chairmen
1 Vice Chairman
9 Members (5 independent)

8 committees

1. Audit
2. Compensation
3. Personnel
4. Strategy
5. Environmental, Social and Climate Responsibility
6. Related Parties
7. Risk and Capital Management
8. Nomination and Corporate Governance

Executive Committee > **Professional management for strategy and day-to-day execution**

13 members

Partners' program
long-term incentives

supported by our risk culture, we operate based on strict models

A three line-of-defense model: business areas have the primary responsibility for risk management, followed then by the risk department and at last by the audit area, reporting directly to the Board of Directors

Capital and Risk Management Committee

Monthly risk appetite monitoring

Board of Directors

Audit Committee

Discussion of metrics and the outcome of Risk Appetite, as well as the main risks factors

Internal Audit

3rd line of governance

Independent review of the activities developed by the institution

Itaú Unibanco Holding

Business departments

1st line of governance

Manages the risks generated, responsible for identifying, assessing, controlling and reporting

Risk department

2nd line of governance

Ensures that risks are managed and sustained on the principles of risk management:

- Risk appetite
- Policies
- Procedures
- Disseminating risk culture in business

risk appetite

Defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which management will strive to maximize value creation, consisting of a four-layer structure:

(1) risk management principles
(2) board of Directors' statement
(3) risk and metrics dimensions
(4) coordinate the set of risk taking guidelines

It is monitored, discussed and reported periodically to the executive levels, Board of Directors and Audit Committee

Where is Risk Appetite inserted?



risk appetite
global limits
specific limits
authority levels and policies
Board of Directors
Executive Level

itubers culture

values that guide our cultural transformation journey

we_ put the client first

Itubers:
- are determined to wow the client
- innovate based on the client's needs
- always make things simple

we are_ driven by results

Itubers:
- are ambitious in their goals and efficient in their execution
- are committed to sustainable growth
- strive to make a positive impact on society

for us_ ethics are non-negotiable

we_ don't have all the answers

Itubers:
- are curious about the world and are always learning
- experiment, make mistakes, learn and improve
- use data intensively, to learn and to make better decisions

we_ value diversity and inclusion

Itubers:
- are as diverse as our clients
- welcome different points of view
- stay true to who we are and express ourselves openly

we_ have each other's back

Itubers:
- trust in each other and are autonomous
- help each other and ask for help
- together, make one Itaú



cultural transformation to build a more efficient, simple and agile bank for our clients

1. client centricity

We want to be the benchmark in satisfaction, transforming our culture so that the client is at the center of everything.

Our actions and efforts are designed for our clients' satisfaction, a key metric for the entire organization.

2. digital transformation

Technology is the great enabler of this transformation, leveraging our commercial potential.

We invest tirelessly to find the best services and solutions for our clients.

3. efficiency

Key to be competitive in pricing and agile in customer service.

This ranges from internal process automation to new ways of interacting with customers.

4. growth

Intensify the relationship with our clients, in addition to offering solutions that go beyond traditional banking needs aiming to maximize the customer experience.

the client is at the center of everything we do

Our commitment:
to serve our clients where, when and how they want to be served

_Omnichannel

Access to the same type of service regardless of channel

_Phygital

Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service

Ituber Escuta

+865 k[1] calls

_proactive contact to understand the client experience

ituber visita

+820[1] visits

_connection between the leadership and frontline in the whole country on a remote basis

Papo de Cliente

+43 k[1] initiatives

_initiatives based on client feedback to improve their experience

products and services

_the most complete product and service portfolios in the Brazilian financial sector, using data to provide the best offer

_personal finance platform and an app that transformed the investment journey (íon)

[1] Last twelve months

satisfied clients create more value

Global **NPS**


+ 20 points
+ 25 points
Dec/22 vs 2018
2023 vs 2018

✓ **We reached our goal** of 20-points growth until 2022.

_robust NPS measurement ecosystem

_measurement across all products, channels and segments. + 300 active surveys

_high volume of feedbacks that allows us to analyze satisfaction by different variables.

~4MM NPS feedbacks/year

technology enabling our clients to have the best service

focus on solving clients' issues quickly

+

- cloud
- artificial intelligence and machine learning
- big data & analytics
- agile management
- communities

> applying technologies to solve problems quickly and using data to develop products for a **better customer experience**

we work with multidisciplinary teams under the communities model
that include members from the business, technology, operations, UX departments, among others.

Currently

19.9k employees

2,221 multidisciplinary teams

systems update

status

more than 50% of our platform modernized, which represents approximately 70% of the services that most impact our competitiveness, clients and businesses

_improved efficiency and speed in data structuring and use

_flexible and adaptable platform designed to evolve

agility and quality

developments

growth of 1140% in the volume of our implementations, almost 10 times more than in 2018[1]

98% reduction in high client impact incidents compared to 2018[1]

_our deliveries are aligned with our clients' needs

_our work models deliver outstanding outcomes

tech hub

Itaú + Cubo

Over 400 member startups,
89 large players[2] and
10 hubs focused in various market segments

_Selo Cubo: the startups that are part of the hub ended 2022 with BRL9.7 bn in revenue and exceeded BRL5 bn in contributions and investments received

_Cubo Construliving: launch of the hub focused on developing innovation in the construction chain and the housing in the region's ecosystem. The hub is the result of a partnership between Itaú Unibanco, Itaú BBA, Dexco, Gerdau, Saint-Gobain, EZTec and MPD Engenharia

[1] 1Q2023 vs. 1Q2018
[2] between maintainers, membership e partners

client centricity and digital transformation with efficiency gains

our commitment: developing and implementing structural efficiency gains initiatives

continuous investing in technology

1Q2023 vs 2018

+ 2x solution development investments

- 44% infrastructure costs

strengthening culture

ongoing challenging activities and processes to seek efficiency gains

_goal

progressively reducing the bank's core costs in the coming five years

_>1,598 planned initiatives

reviewing, streamlining and optimizing processes, automating activities, using data and analytics

>1,440 initiatives under implementation

we create value in a consistent way

efficiency ratio (Brazil) below 38%



44.8%
42.9%
43.2%
39.6%
37.9%
3.7%
-0.7%
-0.8%
3.8%
9.0%
-0.9%
-3.9%
-6.5%
-6.8%
4.1%
1Q19
1Q20
1Q21
1Q22
1Q23
efficiency ratio - Brazil
non-interest expenses growth compared to the same period of the previous year - Brazil
non-interest expenses growth compared to the same period of the previous year (deflated by IPCA[1]) - Brazil

[1]IPCA: Brazilian consumer price index

leadership in several business and growth opportunities

Mortgage

Ranked #1 among private banks

14.9% market share in Mar/23[1]

Demand for **30.7 million** new households by **2030**[2]

Housing deficit of **5.8 million**[3] in Brazil

Cards

Market leader

29.4% market share in revenue in Dec/22

The most complete shelf of cards

Growth estimated at **20%** and share in household consumption at **52.9%** in **2022**
+6 p.p. vs 2020[4]

Agribusiness

Our credit portfolio grew **85%** in the last three years

Agribusiness **GDP** is BRL2.5tn and represents **24%** of Brazil's GDP in 2022[5]

Tripled the number of clients in two years

Vehicles

Ranked #2 in origination

12.8% market share in Mar/23[1]

Payroll Loans

12.4% market share in credit porfolio in Mar/23

Ranked #1 in private sector and INSS (Dec/22)[6]

with growth opportunities in the public sector

SMEs

#2 in Brazil[7]

Full ecosystem of products and services

[1]In total origination; [2] Brazilian Association of Real State Developers (ABRAINC - Associação Brasileira de Incorporadoras Imobiliárias), 2020; [3] Fundação João Pinheiro, 2021. 2019 data; [4] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços); [5] Center for Advanced Studies in Applied Economics (CEPEA - Centro de Estudos Avançados em Economia Aplicada) 2023; [6]Competitive comparisons are released quarterly; [7]IFData (Central Bank), Dec/22.

leadership in several business and growth opportunities

rede

23.2%
market share in acquiring in 4Q/22

#2 player

TPV in Brazil estimated between **BRL3.77 trillion** and **BRL3.91 trillion** in **2023**[1] vs BRL3.31 trillion in 2022

Asset Management

Largest private asset manager in Latin America

10.8% market share in Mar/23[2]

14 times elected as best fund manager[3]
10 times in a row

Open platform with proprietary and third-party products

BRL2.3 trillion assets under custody

 íon Itaú — Investment experience integrated with Brokerage for account holders and soon for non-account holders.

Insurance

Potential growth in the sector

Complete portfolio with proprietary and third-party products

>20 products and services sold at our open platform and **>15** partners

revenue/GDP (Brazil, in %)



3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
3.7
3.5
3.6
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Chile: 3.9 | South Korea: 11.5 EUA: 12.5

Sources: SUSEP and OECD

Investment Banking

14 consecutive years in the Top 5 in Brazil of DCM and ECM[4] (by Dealogic and Anbima)

Top 5 in DCM and ECM

In the last 12 months, we advised **32 transactions** in Brazil, totaling **BRL51.8 billion** in mergers and acquisitions

Total of **BRL95.1 billion** of generated volume and **BRL53.5 billion** in distributed volume in the last 12 months in Local Fixed Income

In the last 12 months, we entered into **17 transactions**, totaling **BRL7.7 billion** in equities

[1] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços); [2] ANBIMA Ranking; [3] By Guia de Fundos FGV
[4] Dealogic and Anbima rankings of volumes and operations. M&A, DCM and ECM correspond to "Mergers and Acquisitions", "Debt Capital Markets" and "Equity Capital Markets" respectively.

growth alongside innovation

new products, channels and services launched

client base

strength of client relationship

solutions offer

iti

relationship platform

A free of charge account for clients demanding simple products and services

23.2 million clients in Mar/23

íon Itaú

investment platform

Specialized investment platform:

- Global visualization of portfolios
- Products from Itaú and peers
- Digital and human interaction channels
- Financial Education Platform: íon Edu

2 million app downloads
+578k clients with dedicated specialist service
Around 2 thousand specialists with portfolio

Itaú Meu Negócio

solutions platform

that goes beyond the banking needs of our clients

Itaú Shop

Marketplace and rewards solution integrated to the bank's apps, with a simple and safe payment experience, allowing up to 12 non-interest bearing monthly installments

new products and services

iPhone pra Sempre

Samsung no Itaú.

Inteligência Financeira

Beyond banking: an ecosystem of partnerships to serve all the needs of our clients

ESG initiatives integrated into business ensure the bank's sustainability

strategy based on ten positive impact commitments



financial citizenship

To take care of people's financial health



inclusion and entrepreneurship

To support entrepreneurship to enhance social development



financing positive impact sectors +

To finance sectors of the economy that encourage social and environmental development



responsible investment

To offer products and services for a more sustainable economy



transparency in communication

To reinforce the transparency of our business beyond the financial results



inclusive management (employees)

To promote a diverse, inclusive and healthy work environment



ethics in relations and business

To maintain an ethical financial ecosystem



responsible management

To work with more ecoefficiency and good practices in our value chain



Amazon

To preserve and promote a positive impact in the region



private social investment

To reaffirm our pact with Brazilian society

ESG initiatives integrated into business ensure the bank's sustainability

discover some of our initiatives

business

BRL286 billion consumed for sustainable development by Mar/23 (72% of the target by 2025).

We created, in partnership with other international banks, CarbonPlace, a marketplace for the transaction of carbon credits.

Financing for electric and hybrid vehicles at Itaú Unibanco grew 270% since 2020.

corporate behavior

By 2022, we improved diversity indicators:

- Women in management positions: 51.7% (+ 0.4 pp vs 2021)
- Black employees: 27.4% (+ 1.8 pp vs 2021).

accountability

We launched the ESG Report 2022, promoting transparency and credibility of the indicators on the subject.

Access here

country development

In 2022 we invested BRL711.7 million in more than 2.5 thousand social projects in areas such as education, culture, urban mobility and sports.

Announced event-based innovation platform to democratize access to information about innovation and encourage entrepreneurship in Brazil.

solid results and sustainable value creation



20.9%
24.1%
23.9%
20.3%
21.8%
21.9%
23.7%
14.5%
19.3%
20.3%
20.4%
20.7%
14.8%
16.0%
16.3%
17.0%
14.6%
14.0%
13.0%
12.9%
13.2%
14.3%
14.0%
14.5%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
1Q22
1Q23
ROE
average cost of capital



BRL billion
15.8
3.5
12.3
20.6
5.3
15.3
23.8
8.2
15.6
22.1
4.4
17.7
24.9
8.2
16.7
25.7
9.2
16.5
28.4
12.8
15.6
18.5
2.6
15.9
26.9
9.3
17.5
30.8
10.2
20.6
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
10% increase in value creation
7.4
2.6
4.7
8.4
2.9
5.5
1Q22
1Q23
recurring managerial result
value creation
cost of capital

higher revenue with a cost discipline

financial margin with clients

1Q23
BRL24.0 bn

˅ 0.7 % 1Q23 vs. 4Q22
˄ 20.0% 1Q23 vs. 1Q22

1Q19	1Q20	1Q21	1Q22
16.4	17.0	16.2	20.0

(BRL billion)

financial margin with the market

1Q23
BRL0.6 bn

˅ 13.8 % 1Q23 vs. 4Q22
˅ 36.0 % 1Q23 vs. 1Q22

1Q19	1Q20	1Q21	1Q22
1.2	0.8	2.5	1.0

(BRL billion)

cost of credit

1Q23
BRL9.1 bn

˅ 7.3% 1Q23 vs. 4Q22
˄ 30.4% 1Q23 vs. 1Q22

1Q19	1Q20	1Q21	1Q22
3.8	10.1	4.1	7.0

(BRL billion)

commissions and insurance

1Q23
BRL12.4 bn

˅ 0.9 % 1Q23 vs. 4Q22
˄ 6.7% 1Q23 vs. 1Q22

1Q19	1Q20	1Q21	1Q22
10.2	11.1	10.6	11.6

(BRL billion)

non-interest expenses

1Q23
BRL13.8bn

˅ 5.3 % 1Q23 vs. 4Q22
˄ 7.7 % 1Q23 vs. 1Q22

1Q19	1Q20	1Q21	1Q22
12.1	12.1	12.4	12.8

(BRL billion)

recurring managerial result

1Q23
BRL8.4 bn

˄ 10.0 % 1Q23 vs. 4Q22
˄ 14.6 % 1Q23 vs. 1Q22

1Q19	1Q20	1Q21	1Q22
6.9	3.9	6.4	7.4

(BRL billion)

without overlooking risk management

credit portfolio[1]

Mar-23
BRL1,153 bn

^ 1.0 % Mar-23 vs. Dec-22 | ^ 11.7 % Mar-23 vs. Mar-22

664	788	906	1.032
Mar-19	Mar-20	Mar-21	Mar-22

(BRL billion)

90 days NPL

Mar-23
2.9%

^ 0.0 p.p. Mar-23 vs. Dec-22 | ^ 0.3 p.p. Mar-23 vs. Mar-22

3.0	3.1	2.3	2.6
Mar-19	Mar-20	Mar-21	Mar-22

(%)

15-90 days NPL

Mar-23
2.5%

⌄ 0.3 p.p. Mar-23 vs. Dec-22 | ^ 0.4 p.p. Mar-23 vs. Mar-22

2.5	2.6	2.0	2.1
Mar-19	Mar-20	Mar-21	Mar-22

(%)

coverage ratio

Mar-23
212%

⌄ 0.0 p.p. Mar-23 vs. Dec-22 | ⌄ 20.0 p.p. Mar-23 vs. Mar-22

208	239	298	232
Mar-19	Mar-20	Mar-21	Mar-22

(%)

funding[2]

Mar-23
BRL1,301 bn

^ 3.9% Mar-23 vs. Dec-22 | ^ 17.1% Mar-23 vs. Mar-22

691	900	1.089	1.111
Mar-19	Mar-20	Mar-21	Mar-22

(BRL billion)

LCR[3]

Mar-23
162.1%

⌄ 2.3 p.p. Mar-23 vs. Dec-22 | ^ 12.6 p.p. Mar-23 vs. Mar-22

164	166	191	150
Mar-19	Mar-20	Mar-21	Mar-22

(%)

NSFR[4]

Mar-23
128.9%

^ 4.0 p.p. Mar-23 vs. Dec-22 | ^ 9.1 p.p. Mar-23 vs. Mar-22

123	117	125	120
Mar-19	Mar-20	Mar-21	Mar-22

(%)

tier I capital ratio

Mar-23
13.5%

^ 0.0 p.p. Mar-23 vs. Dec-22 | ^ 1.0 p.p. Mar-23 vs. Mar-22

14.6	12.0	13.0	12.5
Mar-19	Mar-20	Mar-21	Mar-22

(%)

[1] Includes financial guarantees provided and corporate securities. [2] Deposits + *Debentures* + Securities + Borrowings and Onlending. [3] LCR - Liquidity Coverage Ratio; [4] NSFR - Net Stable Funding Ratio.

capital structure suitable for carrying out our growth strategy


Basel ratio
15.8%
14.5%
14.7%
13.9%
14.1%
14.7%
15.0%
15.0%
11.5%
10.3%
11.0%
11.0%
11.5%
11.5%
11.5%
11.5%
2019
2020
2021
1Q22
2Q22
3Q22
4Q22
1Q23
Itaú Unibanco
Minimum required capital

diversified shareholders base with high liquidity

Free float* | Non-voting shares



26%
38%
36%
23%
45%
32%
19%
48%
33%
Brazilians B3
Foreigners B3
NYSE
1Q21
1Q22
1Q23

4.8 billion
of shares

(*) Excluding controlling shareholders and treasury

Daily average volume of shares traded (BRL million) – ITUB4



1,176
1,004
902
1Q21
1Q22
1Q23

457 k
direct shareholders in March 2023

we are listed at B3 and NYSE and make up top market indices

we are the **only Latin America bank making up the Dow Jones Sustainability Index** since it was launched

2023 guidance

	Consolidated	
total credit portfolio[1]	growth between **6.0%** and **9.0%**	
financial margin with clients	growth between **13.5%** and **16.5%**	
financial margin with the market	between **R$2.0 bn** and **R$4.0 bn**	
cost of credit[2]	between **R$36.5 bn** and **R$40.5 bn**	
commissions and fees and results from insurance operations[3]	growth between **7.5%** and **10.5%**	
non-interest expenses	growth between **5.0%** and **9.0%**	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between **28.5%** and **31.5%**	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses

Investor Relations

(11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/ri